Exhibit 99.1

Canadian Solar Reports Fourth Quarter and Full Year 2021 Results

Guelph, Ontario, March 17, 2022 – Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ) today announced financial results for the fourth quarter and full year ended December 31, 2021.

Fourth Quarter 2021 Highlights

•	Solar module shipments of 3.8 GW, in line with guidance of 3.7 GW to 3.9 GW.
•	47% increase in revenue year-over-year (“yoy”) to $1.53 billion, in line with guidance of $1.5 billion to $1.6 billion.
•	19.7% gross margin exceeds guidance range of 14% to 16%.
•	Net income attributable to Canadian Solar of $26 million, or $0.39 per diluted share.

Full Year 2021 Highlights

•	28% yoy growth in total module shipments to 14.5 GW.
•	52% increase in revenue to $5.3 billion, with steady gross margin improvement in manufacturing operations throughout the year, as guided.
•	Net income attributable to Canadian Solar of $95 million or $1.46 per diluted share.
•	896 MWh in battery storage shipments by the CSI Solar segment.
•	2.1 GWp in projects monetized by the Global Energy segment, including 350 MW / 1400 MWh battery storage.
•	Global Energy solar project pipeline of 24 GWp and storage pipeline of 27 GWh as of January 2022.
•	Carve-out IPO of CSI Solar Co., Ltd. (“CSI Solar” or the “CSI Solar subsidiary”) remains on track.

Dr. Shawn Qu, Chairman and CEO, commented, “We ended 2021 on a high note, delivering 47% year-over-year revenue growth and a nearly 20% gross margin in the fourth quarter. Over the past decade, we have consistently been a top 5 global module manufacturer and have pioneered numerous solar crystalline PV technology advancements as well as business model innovations. This includes our fast growing battery storage business, where we delivered nearly 900 MWh in our first year of launching, and which we expect to double in 2022. While we continue to manage challenging market conditions, we remain focused on leveraging the competitive advantages of our integrated business model to build greater long-term value for our shareholders.

“We are also pleased to report that the carve-out IPO of CSI Solar remains on track. We received approval from the Shanghai Stock Exchange and are currently going through the registration process with the China Securities Regulatory Commission, in line with usual procedures.”

Yan Zhuang, President of Canadian Solar’s CSI Solar subsidiary, said, “Our team’s focus and execution allowed us to deliver on our planned strong revenue growth and improving profitability in 2021. As one of the top global solar module brands, our unparalleled track record and brand recognition create meaningful entry barriers in a rapidly growing renewable energy market. This places us in a strong position to benefit from upstream capacity expansions which will gradually drive costs down. That said, near-term macro challenges remain as material costs have recently increased again and logistics costs stay elevated. We continue to focus on delivering differentiated products and services, expanding our market share, enhancing our brand and pricing power, and reducing manufacturing costs as we weather through the challenges. With solar energy at grid parity in most markets and hybrid solar plus storage approaching the same status, we believe clean energy is more attractive than ever before, providing affordable, reliable and clean energy for many generations to come.”

Ismael Guerrero, Corporate VP and President of Canadian Solar’s Global Energy subsidiary, said, “In 2021, we achieved 2.1 GWp in project sales, including a 1.4 GWh battery storage project, which was one of the world’s largest. We continued to expand our global development portfolio, with 24 GWp of solar and 27 GWh of battery storage pipeline giving us a strong platform for growth. At the same time, we continue to proactively manage risk, as we rebalance our portfolio to reduce potential currency and policy risks in certain markets, such as Latin America, and continue to execute on projects while minimizing the impacts of inflation. Our focus remains on growing our base of recurring revenue both from retained assets and contracted services.”

Dr. Huifeng Chang, Senior VP and CFO, added, “In the fourth quarter, we achieved $1.5 billion in revenue and a 19.7% gross margin. We were active in green financings, securing $84 million during the quarter to support growth in our global project development. We ended the quarter with a total cash position of $1.43 billion which gives us continued financial flexibility to support long term growth opportunities.”

Fourth Quarter 2021 Results

Total module shipments in the fourth quarter of 2021 were 3.83 GW, a 28% yoy increase and 1% quarter-over-quarter (“qoq”) decrease. Of the total, 263 MW were shipped to the Company’s own utility-scale solar power projects.

Net revenues in the fourth quarter of 2021 increased 24% qoq and 47% yoy to $1.53 billion. The sequential increase was driven by a higher solar module average selling price (“ASP”) and an increase in project sales. The yoy increase was driven by higher solar shipment volumes and ASP, and significant growth in the Company’s battery storage solutions business.

Gross profit in the fourth quarter of 2021 was $301 million, up 32% qoq and 114% yoy. Gross margin in the fourth quarter of 2021 was 19.7%, above guidance of 14% to 16%, as the Company benefited from lower manufacturing costs and a higher module ASP, partially offset by lower margin project sales. The fourth quarter also benefited from a U.S. anti-dumping (“AD”) and countervailing duty (“CVD”) true up. Gross margin was 18.0%, excluding the AD/CVD true-up benefit of $26 million.

Total operating expenses in the fourth quarter of 2021 were $234 million compared to $176 million in the third quarter of 2021 and $139 million in the fourth quarter of 2020. The sequential and annual increase was mainly driven by higher shipping and handling expenses, and investments in research and development to support growth.

Non-cash depreciation and amortization charges in the fourth quarter of 2021 were $76 million, up 7% qoq and 29% yoy. The increase was primarily driven by a continued expansion of the Company’s manufacturing capacity.

Net foreign exchange gain in the fourth quarter of 2021 was $1 million, compared to a net loss of $14 million in the third quarter of 2021 and a net gain of $4 million in the fourth quarter of 2020.

Income tax expense in the fourth quarter of 2021 was $27 million, compared to a $3 million income tax benefit in the third quarter of 2021 and a $2 million income tax benefit in the fourth quarter of 2020. The expense was a result of the Company’s higher income before income tax and an increased revenue contribution from higher tax jurisdictions.

Net income attributable to Canadian Solar in the fourth quarter of 2021 was $26 million, or $0.39 per diluted share, compared to net income of $35 million, or $0.52 per diluted share in the third quarter of 2021, and net income of $7 million, or $0.11 per diluted share in the fourth quarter of 2020. On a non-GAAP basis, net income attributable to Canadian Solar in the fourth quarter of 2021 was $10 million, or $0.17 per diluted share. This excludes a $16 million AD/CVD true-up benefit, net of income tax effect and AD/CVD provision true-up attributable to non-controlling interests. For a reconciliation of results under GAAP to non-GAAP results, see the accompanying table “About Non-GAAP Financial Measures”.

The increase in basic and diluted shares outstanding was primarily due to the issuance of 3.6 million shares in connection with the at-the-market equity offering program for the twelve months ended December 31, 2021, of which 1.0 million were issued in the fourth quarter. Earnings per share – diluted (“Diluted EPS”) includes the dilutive effect of the $230 million aggregate principal amount of convertible notes issued in 2020. For the three months ended December 31, 2021, diluted EPS of $0.39 was calculated from total earnings of $27 million, including 2.5% coupon of $1.3 million, divided by 70.5 million diluted shares outstanding, including 6.3 million shares issuable upon the conversion of the convertible notes. For the twelve months ended December 31, 2021, diluted EPS of $1.46 was calculated from total earnings of $101 million, including 2.5% coupon of $5.3 million, divided by 68.9 million diluted shares outstanding, including 6.3 million shares issuable upon the conversion of the convertible notes.

Net cash used in operating activities in the fourth quarter of 2021 was $206 million, compared to net cash provided by operating activities $29 million in the third quarter of 2021. The operating cash outflow was mainly driven by a decrease in advances from customers and accounts payable due to timing of payments, partially offset by a decrease in accounts receivable and advances to suppliers.

Total debt was $2.4 billion, as of December 31, 2021, compared to $2.3 billion, as of September 30, 2021. The increase was mainly driven by an increase in working capital facilities. Non-recourse debt used to finance solar power projects decreased to $515 million as of December 31, 2021, from $558 million as of September 30, 2021.

Corporate Structure

The Company has two business segments: CSI Solar and Global Energy. From November 2021, the Company completed the transfer of the China Energy assets from CSI Solar to the Global Energy segment to avoid any potential competition between the Company and its CSI Solar subsidiary, as part of the CSI Solar carve-out listing process.

As such, the Company’s business segments are as follows:

The Global Energy segment includes all of the Company’s global project development activities for both solar and battery storage project development. The Global Energy segment develops both stand-alone solar and stand-alone battery storage projects, as well as hybrid solar plus storage projects. Its monetization strategies vary between develop-to-sell, build-to-sell, and build-to-own, depending on business strategies and market conditions, with the goal of maximizing returns, accelerating cash turn, and minimizing capital risk.

The CSI Solar segment consists of solar module manufacturing and total system solutions, including inverters, solar system kits and EPC (engineering, procurement and construction) services. The CSI Solar segment also includes the Company’s battery storage integration business, delivering bankable, end-to-end, turnkey battery storage solutions for utility scale, commercial and industrial, and residential applications. These storage systems solutions are complemented with long-term service agreements, including future battery capacity augmentation services.

The distinction of the two battery storage businesses is that the former, Global Energy, is in the project development business, including sourcing land, interconnection, structuring power purchase agreements and other permits and requirements for battery storage projects, whereas the latter, CSI Solar, is in the system integration business, delivering turnkey battery storage technology solutions.

Global Energy Segment

Canadian Solar has one of the world’s largest and most geographically diversified utility-scale solar and energy storage project development platforms, with a strong track record of originating, developing, financing, and building over 6.3 GWp of solar power plants across six continents. The Company has built a leadership position in solar project development with over 24 GWp total pipeline, as well as in energy storage project development with over 27 GWh of aggregate pipeline.

The continued pipeline expansion and strong project development track record will support Global Energy’s growth in three key areas:

1.	Project sales: The Company plans to grow its volume of project sales by a compound annual growth rate of approximately 20% to 2025, while holding and accumulating assets through investment vehicles (see below) in order to better capture asset value.

2.	Investment vehicles: The Company is optimizing its project monetization strategy by establishing local investment vehicles that will help maximize the value of its project assets. The Company also intends to retain minority ownership in these vehicles. By 2025, the Company plans to reach at least 1 GW of combined net ownership in solar power projects through these vehicles. This approach will help the Company build and grow a stable base of long-term cash flows from contracted electricity. The Company plans to recycle a large portion of the capital into developing new solar projects for growth. Meanwhile, Canadian Solar expects to capture additional operational value throughout the partial ownership period, including long-term cash flows from power sales, operations and maintenance (O&M), asset management and other services (see point 3). The Company currently owns a 15% stake in the Canadian Solar Infrastructure Fund (“CSIF”, TSE: 9284), the largest Japanese infrastructure fund listed on the Tokyo Stock Exchange, and has also established the CSFS Fund I, a closed-ended alternative investment fund of a similar nature in Italy. Through launching these localized vehicles, Canadian Solar is building up its expertise in designing investment vehicles in local markets that will help maximize the value of its project assets.

3.	Services: Canadian Solar currently manages over 2 GW of operational projects under long-term O&M agreements, and an additional 2 GW of contracted projects that will be operated and maintained by the Company once they are placed in operation. The Company’s target is to reach 11 GW of projects under O&M agreements by 2025.

Management targets to achieve the following over the next few years:

Global Energy Targets	2021A	2022E	2023E	2024E	2025E
Annual Project Sales, GWp	2.1	2.1-2.6	2.8-3.3	3.5-4.0	4.0-4.5
Operational O&M Projects, GWp	2.1	4.3	6.5	9.2	11.0
Net Cumulative Projects Retained, MWp	292	370	630	1,000	1,300
Gross Cumulative Projects Retained, MWp	748	1,500	2,580	4,200	7,000

*Net projects retained represents CSIQ’s net partial ownership of solar projects; the gross number represents the aggregate size of projects including the share which is not owned by CSIQ.

Solar Project Pipeline

As of January 31, 2022, the Company’s total project pipeline was 24.4 GWp, including 1.6 GWp under construction, 4.2 GWp of backlog, and 18.6 GWp of earlier stage pipeline.

Backlog projects are late-stage projects that have passed their Risk Cliff Date and are expected to be built in the next 1-4 years. A project’s Risk Cliff Date is the date on which the project passes the last high-risk development stage and varies depending on the country where it is located. This is usually after the projects have received all the required environmental and regulatory approvals, and entered into interconnection agreements, feed-in tariff (“FIT”) arrangements and power purchase agreements (“PPAs”). Over 90% of projects in backlog are contracted (i.e., have secured a PPA or FIT), and the remaining are reasonably assured of securing PPAs.

Pipeline projects are early- to mid-stage project opportunities currently under development that are yet to be de-risked.

The following table presents the Company’s total project pipeline.

Total Project Pipeline (as of January 31, 2022) – MWp
Region	In Construction	Backlog	Pipeline	Total
North America	262	509	7,247	8,018
Latin America	841*	2,435	3,437	6,713
Europe, the Middle East and Africa (“EMEA”)	-	294	4,379	4,673
Japan	174	172	72	418
Asia Pacific excluding Japan and China	345	191	1,695	2,231
China**	-	550	1,770	2,320
Total	1,622	4,151	18,600	24,373

*Note: All numbers are gross MWp, including 403 MWp in construction in Latin America already sold to third parties.

**Note: China portfolio is part of the Global Energy segment from November 2021.

The Company has 345 MWp of premium, high FIT projects in Japan. The table below sets forth the expected COD schedule of the Company’s project backlog in development and construction in Japan, as of January 31, 2022:

Expected COD Schedule – MWp

2022	2023	2024 and thereafter	Total
205	0	140	345

Battery Storage Project Pipeline

The Global Energy segment has been actively developing utility-scale solar plus energy storage projects, as well as stand-alone battery storage projects. Since the first quarter of 2021, the Company has been co-hosting energy storage facilities with solar power plants on the same piece of land for nearly all projects under development. By using one interconnection point per project, the Company expects to significantly enhance the efficiency of its development and the value of its assets under development.

In addition, Canadian Solar has already signed several storage tolling agreements with a variety of power purchasers, including community choice aggregators, investor-owned utilities, universities, and public utility districts. The Company has also signed development services agreements to retrofit operational solar projects with battery storage, many of which were previously developed by the Company.

The table below sets forth Global Energy’s storage project development backlog and pipeline.

Storage Project Development Backlog and Pipeline (as of January 31, 2022) – MWh
Region	In Construction	Backlog	Pipeline	Total
North America	2,681	-	14,725	17,406
Latin America	-	465	3,185	3,650
Europe, the Middle East and Africa (“EMEA”)	-	56	2,611	2,667
Japan	-	-	19	19
Asia Pacific excluding Japan and China	-	20	2,280	2,300
China*	-	300	800	1,100
Total	2,681	841	23,620	27,142

*China portfolio is part of the Global Energy segment beginning November 2021.

Solar Power Plants and Battery Storage Projects in Operation

As of January 31, 2022, the Company’s solar power plants in operation totaled 445 MWp, with a combined estimated net resale value of approximately $260 million to Canadian Solar. The estimated resale value is based on selling prices that Canadian Solar is currently negotiating or comparable asset sales.

Solar Power Plants in Operation – MWp
Latin America	Japan	Asia Pacific ex. Japan and China	China	Total
316	31	16	82	445

Note: All numbers are gross MWp, including 196 MWp in Latin America and 2 MWp in Asia Pacific ex. Japan and China already sold to third parties. China portfolio is part of the Global Energy segment from November 2021.

Operating Results

The following table presents unaudited select results of operations data of the Global Energy segment for the periods indicated.

Global Energy Segment Financial Results (In Thousands of U.S. Dollars, Except Percentages)
	Three Months Ended			Twelve Months Ended
	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Net revenues	232,418	139,989	372,617	1,124,083	726,167
Cost of revenues	224,359	78,848	340,403	930,099	577,052
Gross profit	8,059	61,141	32,214	193,984	149,115
Operating expenses	22,787	30,442	30,434	96,805	95,701
Income (loss) from operations	(14,728)	30,699	1,780	97,179	53,414
Gross margin	3.5%	43.7%	8.6%	17.3%	20.5%
Operating margin	-6.3%	21.9%	0.5%	8.6%	7.4%

*Income (loss) from operations reflects management’s allocation and estimate as some services are shared by the Company’s two business segments.

CSI Solar Segment

CSI Solar’s 2022 capacity expansion targets are detailed below.

Manufacturing Capacity, GW

	Dec. 2021 Actual	Jun. 2022 Plan	Dec. 2022 Plan
Ingot	5.4	5.4	10.4
Wafer	11.5	11.5	14.5
Cell	13.9	13.9	14.5
Module	23.9	27.9	32.0

Note: Nameplate annualized capacities at said point in time. Capacity expansion plans are subject to change without notice based on market conditions and capital allocation plans.

Operating Results

The following table presents unaudited select results of operations data of the CSI Solar segment for the periods indicated.

CSI Solar Segment Financial Results* (In Thousands of U.S. Dollars, Except Percentages)
	Three Months Ended			Twelve Months Ended
	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Net revenues	1,343,278	1,149,215	784,588	4,371,603	3,105,044
Cost of revenues	1,056,750	976,212	678,410	3,689,126	2,496,153
Gross profit	286,528	173,003	106,178	682,477	608,891
Operating expenses	204,969	142,734	103,378	608,345	355,786
Income from operations	81,559	30,269	2,800	74,132	253,105
Gross margin	21.3%	15.1%	13.5%	15.6%	19.6%
Operating margin	6.1%	2.6%	0.4%	1.7%	8.2%

*Includes effects of both sales to third-party customers and to the Company’s Global Energy segment. Please refer to the attached financial tables for intercompany transaction elimination information. Income from operations reflects management’s allocation and estimate as some services are shared by the Company’s two business segments.

The table below provides the geographic distribution of the net revenues of CSI Solar:

CSI Solar Net Revenues Geographic Distribution* (In Millions of U.S. Dollars, Except Percentages)
	Q4 2021	% of Net Revenues	Full Year 2021	% of Net Revenues
Asia	546	42	1,795	43
Americas	493	38	1,568	38
Europe and others	257	20	790	19
Total	1,296	100	4,153	100

*Excludes sales from CSI Solar to Global Energy.

CSI Solar shipped 3.8 GW of modules to more than 70 countries in the fourth quarter of 2021. For both the fourth quarter and full year of 2021, the top five markets ranked by shipments were China, the U.S., Brazil, Germany and Japan.

Battery Storage Solutions

Within CSI Solar, the battery storage solutions team provides customers with competitive turnkey, integrated battery storage solutions, including bankable and fully wrapped capacity and performance guarantees. These guarantees are complemented with long term O&M agreements, which include future battery capacity augmentation services and bring in longer term, stable income.

In 2021, CSI Solar delivered 896 MWh of battery storage projects that were recognized in revenue.

The table below sets forth CSI Solar’s battery storage system integration’s project pipeline as of January 31, 2022.

	LTSA (Long Term Service Agreement)	Contracted/ In Construction	Forecast	Pipeline	Total
Storage (MWh)	300	2,043	390	3,619	6,352

LTSA projects are operational battery storage projects delivered by CSI Solar that are under multi-year long-term service agreements and generate recurring earnings. Contracted/in construction projects are expected to be delivered within the next 12 to 18 months. Forecast projects include those that have more than 75% probability of being contracted within the next 12 months, and the remaining pipeline includes projects that have been identified but have a below 75% probability of being contracted.

Business Outlook

The Company’s business outlook is based on management’s current views and estimates given factors such as existing market conditions, order book, production capacity, input material prices, foreign exchange fluctuations, anticipated timing of project sales, and the global economic environment. This outlook is subject to uncertainty with respect to, among other things, customer demand, project construction and sale schedules, product sales prices and costs, the global impact of the ongoing COVID-19 pandemic, and recent geopolitical conflicts. Management’s views and estimates are subject to change without notice.

For the first quarter of 2022, the Company expects total module shipments to be in the range of 3.6 GW to 3.8 GW, including approximately 210 MW of module shipments to the Company’s own projects. Total revenues are expected to be in the range of $1.25 billion to $1.35 billion. Gross margin is expected to be between 14.5% and 15.5%, reflecting the impact of higher material costs, which the Company plans to partially mitigate through pricing and sales channel strategies.

For the full year 2022, the Company reiterates its prior outlook for total shipments to be in the range of 20 GW to 22 GW, while increasing its outlook for total battery storage shipments to be in the range of 1.8 GWh to 1.9 GWh, from 1.4 GWh to 1.5 GWh previously. The Company expects total project sales of 2.1 GW to 2.6 GW, from 2.4 GW to 2.9 GW previously. The Company is increasing its expectations for total revenue to be in the range of $7.0 billion to $7.5 billion, from $6.5 billion to $7.0 billion previously.

Dr. Shawn Qu, Chairman and CEO, commented, “First quarter margins will be impacted by the recent uptick in material costs, partially mitigated through pricing and sales channel strategies. Shipping costs are also expected to remain elevated, but should start to normalize with improvement in the global pandemic situation later in the year. Longer term, our focus remains on profitable revenue growth and building shareholder value as we continue to leverage our advantaged market position and competitiveness. We will continue to invest in technology and upstream capacity and expect to continue growing our solar module market share. We are also excited by the significant progress and accelerating growth of our battery storage business, which is a large greenfield opportunity for us. As with our other markets, we plan to succeed by introducing innovative products, including our own battery storage product, which we expect to launch in the coming quarters. Overall, long-term market fundamentals remain positive with both company and market-specific catalysts in each of our business segments.”

Financial Performance Forecast of CSI Solar, as Part of Its Submission to the SSE in Connection with the STAR Market IPO Application (December 2, 2021 Submission)

In connection with the previously announced STAR Market IPO application of CSI Solar, CSI Solar has responded to certain inquiries from the SSE regarding its business and industry. This is in line with the usual review procedures of the SSE. The full question and answer document for the inquiries is posted on the SSE’s website in Chinese at http://kcb.sse.com.cn/renewal/xmxq/index.shtml?auditId=961&anchor_type=0.

As part of the SSE’s inquiries, CSI Solar was requested to provide preliminary estimates of its financial performance forecast for 2022. In response, CSI Solar provided preliminary estimates in its application documents on December 2, 2021, as follows, determined in accordance with Accounting Standards for Business Enterprises under Chinese generally accepted accounting principles (“Chinese GAAP”).

For 2022, CSI Solar estimates its total module shipments to be in the range of 14 GW to 21 GW, and its revenues to be in the range of RMB33 billion to RMB48 billion, taking into account current and future trends in the price of modules and income from other main business operations. Also for 2022, net profit attributable to CSI Solar is expected to be in the range of RMB700 million to RMB1.7 billion, and net profit attributable to CSI Solar after deduction of non-recurring profit or loss is expected to be in the range of RMB700 million to RMB1.6 billion. The forecast is generally consistent with Canadian Solar’s guidance for full year 2022 provided in “Business Outlook” above.

The forecast is subject to significant assumptions, qualifications, uncertainties and limitations. See “Important Disclaimers Regarding CSI Solar’s Forecast” below.

Recent Developments

On March 8, 2022, Canadian Solar announced it signed two 10-year PPAs with Axpo Italia for the purchase of 70% of the energy produced by two solar power plants under development totaling 84 MWp. Axpo Italia is one of the largest market operators in the free energy market in Italy and a highly reliable and bankable renewables generator counterparty.

On February 25, 2022, Canadian Solar announced that its Global Energy business group signed private PPAs with Usinas Siderurgicas de Minas Gerais S.A., one of the largest steelmakers in Latin America, committing 50% of the total electricity production of a 381 MWp solar power project in Brazil.

On January 5, 2022, Canadian Solar announced that its wholly-owned subsidiary Recurrent Energy completed a purchase and sale agreement to sell its 150 MWac Firefly Energy solar project in Virginia to Appalachian Power. The Firefly project will be developed and constructed by Recurrent Energy under a Build Transfer Agreement. Once construction is completed, Appalachian Power will be the long-term owner of the project.

On December 14, 2021, Canadian Solar announced that it completed the sale of its 635 MWp Jaíba V solar project in Brazil to VTRM, a leading renewable energy company in Brazil.

On December 13, 2021, Canadian Solar announced that its majority-owned subsidiary CSI Solar Co., Ltd. received approval for the proposed initial public offering and listing of its shares by the stock listing committee of the Science and Technology Innovation Board ("STAR Market") of the Shanghai Stock Exchange (“SSE”). As a next step, CSI Solar will be required to go through the registration process with the China Securities Regulatory Commission before it can complete the listing of its shares on the STAR Market.

On December 2, 2021, Canadian Solar announced that its indirectly wholly-owned subsidiary Canadian Solar EMEA Capital Markets, S.A.U., successfully completed a € 30 million green bond issuance due in December 2026 under its € 100 million Canadian Solar EMEA Green Medium Term Note Program in the Spanish multilateral trading facility (MTF) for debt securities (MARF).

On November 29, 2021, Canadian Solar announced that it completed its previously announced “at-the-market” offering program of common shares, having sold 3,639,918 of its common shares, which raised $150 million in gross proceeds before deducting commissions and offering expenses.

On November 24, 2021, Canadian Solar announced that its majority-owned subsidiary CSI Solar Co., Ltd. signed a strategic cooperation framework agreement with Contemporary Amperex Technology Co., Ltd., a global leader of new energy innovative technologies to cooperate holistically in the areas of battery storage system solutions, supply of lithium-ion battery modules, operation and maintenance services of battery storage projects, and innovative renewable energy technology.

On November 19, 2021, Canadian Solar announced that its indirectly wholly-owned subsidiary Canadian Solar EMEA Capital Markets, S.A.U., registered in Spain a € 100 million medium term note program, dated November 15, 2021, in the Spanish multilateral trading facility (MTF) for debt securities (MARF). The notes may qualify as "green bonds" pursuant to the International Capital Market Association (ICMA) Green Bond Principles and the Green Financing Framework adopted by the Company in Europe, the Middle East and Africa, or EMEA region. With the note program, Canadian Solar aims to use the fund proceeds to finance the development and acquisition of new solar PV and battery storage projects, both nationally and internationally.

Conference Call Information

The Company will hold a conference call at 8:00 a.m. U.S. Eastern Daylight Time on Thursday, March 17, 2022 (8:00 p.m., Thursday, March 17, 2022 in Hong Kong) to discuss its fourth quarter and full year 2021 results and business outlook. The dial-in phone number for the live audio call is +1-833-239-5565 (toll-free from the U.S.), +852-3018-6771 (local dial-in from Hong Kong), 400-8205-286 (local dial-in from Mainland China) or +1-332-208-9468 / +65-6713-5590 from international locations. The passcode for the call is 3789541. A live webcast of the conference call will also be available on the investor relations section of Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available 2 hours after the conclusion of the call until 8:00 a.m. U.S. Eastern Daylight Time on Friday, March 25, 2022 (8:00 p.m., March 25, 2022 in Hong Kong) and can be accessed by dialing +1-855-452-5696 (toll-free from the U.S.), +852-3051-2780 (local dial-in from Hong Kong), 400-6322-162 (toll-free from Mainland China) or +1-646-254-3697 from international locations. The passcode for the replay is 3789541. A webcast replay will also be available on the investor relations section of Canadian Solar’s at www.canadiansolar.com.

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world's largest solar technology and renewable energy companies. It is a leading manufacturer of solar photovoltaic modules, provider of solar energy and battery storage solutions, and developer of utility-scale solar power and battery storage projects with a geographically diversified pipeline in various stages of development. Over the past 20 years, Canadian Solar has successfully delivered around 67 GW of premium-quality, solar photovoltaic modules to customers across the world. Likewise, since entering the project development business in 2010, Canadian Solar has developed, built and connected over 6.3 GWp in over 20 countries across the world. Currently, the Company has 445 MWp of projects in operation, nearly 6 GWp of projects under construction or in backlog (late-stage), and an additional 18.6 GWp of projects in pipeline (mid- to early- stage). Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including those regarding the Company’s expected future shipment volumes, revenues, gross margins and project sales, and CSI Solar’s forecast operating income and net profit, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the "Safe Harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as "believes," "expects," "anticipates," "intends," "estimates," the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; volatility, uncertainty, delays and disruptions related to the COVID-19 pandemic; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., China and Brazil; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features that customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company's filings with the Securities and Exchange Commission (the “SEC”), including its annual report on Form 20-F filed on April 19, 2021. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today's date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Important Disclaimers Regarding CSI Solar’s Forecast

Inherent Uncertainty of the Forecast

The forecast is based on numerous assumptions, many of which are beyond the control of CSI Solar and Canadian Solar, and some or all of which may not materialize.

Additionally, to the extent that the assumptions are based upon future business decisions and objectives, they are subject to change. Although the forecast is based on reasonable expectations developed by CSI Solar’s management, the assumptions and estimates underlying the forecast are subject to significant business, economic, regulatory and competitive uncertainties and contingencies, many of which are beyond the control of CSI Solar and Canadian Solar. Accordingly, the forecast is only an estimate and is necessarily speculative in nature. It is expected that some or all of the assumptions in the forecast will not be realized and that actual results will vary from the forecast. Such variations may be material and may increase over time. In light of the foregoing, readers are cautioned not to place undue reliance on the forecast. The forecast should not be regarded as a representation or warranty by Canadian Solar, CSI Solar or any other person that the forecast can or will be achieved.

Chinese GAAP

The forecast was prepared in accordance with Chinese GAAP, whereas Canadian Solar’s financial statements are prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). CSI Solar has not prepared a reconciliation of the forecast between Chinese GAAP and U.S. GAAP and has not quantified such differences. In addition, Canadian Solar’s financial statements eliminate all intercompany transactions between Canadian Solar and its CSI Solar and Global Energy subsidiaries. As a result, the forecast is not directly comparable to the corresponding consolidated financial performance of Canadian Solar. Investors should consult their own professional advisors for an understanding of the differences between Chinese GAAP and U.S. GAAP and how those differences might affect the information contained in the forecast.

Not Compliant with SEC, AICPA or PCAOB Guidelines

The forecast has not been prepared or presented in accordance with the standards and guidelines of the SEC, the American Institute of Certified Public Accountants (the “AICPA”) or the Public Company Accounting Oversight Board (United States) (the “PCAOB”) for the preparation and presentation of projected or forecasted financial information. Accordingly, the forecast does not disclose all information required by the SEC, the AICPA and the PCAOB for projected or forecasted financial information.

No Audit or Review

The forecast has not been audited or reviewed by the independent public accountants of Canadian Solar or CSI Solar. The forecast should not be relied upon by investors to provide the same type or quality of information as information that has been subject to an audit or review by independent auditors.

No Offer or Solicitation

This communication is not an offer to sell or a solicitation of an offer to buy securities of Canadian Solar or CSI Solar.

FINANCIAL TABLES FOLLOW

The following tables provide unaudited select financial data for the Company’s CSI Solar and Global Energy businesses.

	Select Financial Data – CSI Solar and Global Energy
	Three Months Ended December 31, 2021 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Global Energy	Elimination and unallocated items (1)	Total
Net revenues	1,343,278	232,418	(46,977)	1,528,719
Cost of revenues	1,056,750	224,359	(53,684)	1,227,425
Gross profit	286,528	8,059	6,707	301,294
Gross margin	21.3%	3.5%	—	19.7%
Income (loss) from operations(2)	81,559	(14,728)	594	67,425

	Select Financial Data – CSI Solar and Global Energy
	Twelve Months Ended December 31, 2021 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Global Energy	Elimination and unallocated items (1)	Total
Net revenues	4,371,603	1,124,083	(218,517)	5,277,169
Cost of revenues	3,689,126	930,099	(251,368)	4,367,857
Gross profit	682,477	193,984	32,851	909,312
Gross margin	15.6%	17.3%	—	17.2%
Income from operations(2)	74,132	97,179	19,070	190,381

	Select Financial Data – CSI Solar and Global Energy
	Three Months Ended December 31, 2020 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Global Energy	Elimination and unallocated items (1)	Total
Net revenues	784,588	372,617	(116,551)	1,040,654
Cost of revenues	678,410	340,403	(119,247)	899,566
Gross profit	106,178	32,214	2,696	141,088
Gross margin	13.5%	8.6%	—	13.6%
Income from operations(2)	2,800	1,780	(2,101)	2,479

	Select Financial Data - CSI Solar and Global Energy
	Twelve Months Ended December 31, 2020 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Global Energy	Elimination and unallocated items(1)	Total
Net revenues	3,105,044	726,167	(354,716)	3,476,495
Cost of revenues	2,496,153	577,052	(286,624)	2,786,581
Gross profit	608,891	149,115	(68,092)	689,914
Gross margin	19.6%	20.5%	—	19.8%
Income from operations(2)	253,105	53,414	(86,089)	220,430

(1) Includes inter-segment elimination, and unallocated corporate costs not considered part of management’s evaluation of reportable segment operating performance.

(2) Income (loss) from operations reflects management’s allocation and estimate as some services are shared by the Company’s two business segments.

	Select Financial Data - CSI Solar and Global Energy
	Three Months Ended December 31, 2021	Three Months Ended September 30, 2021	Three Months Ended June 30, 2021	Three Months Ended December 31, 2020

	(In Thousands of U.S. Dollars)
CSI Solar Revenues:
Solar modules	1,060,303	872,288	843,463	586,820
Solar system kits	79,085	98,920	88,057	39,071
Battery storage solutions	88,430	62,977	68,890	4,953
China energy/EPC (incl. electricity sales)*	55,051	22,337	94,347	15,194
Others	13,432	32,939	54,290	21,999
Subtotal	1,296,301	1,089,461	1,149,047	668,037
Global Energy Revenues:
Solar and battery storage power projects*	218,509	126,224	266,598	354,671
O&M and asset management services	8,730	8,031	8,607	8,365
Others	5,179	5,734	5,409	9,581
Subtotal	232,418	139,989	280,614	372,617
Total net revenues	1,528,719	1,229,450	1,429,661	1,040,654

* China Energy assets are part of the Global Energy segment beginning November 2021, although the EPC business remains part of CSI Solar.

	Select Financial Data - CSI Solar and Global Energy
	Twelve Months Ended December 31, 2021	Twelve Months Ended December 31, 2020

	(In Thousands of U.S. Dollars)
CSI Solar Revenues:
Solar modules	3,328,301	2,348,724
Solar system kits	302,133	157,656
Battery storage solutions	222,655	7,899
China energy/EPC (incl. electricity sales)*	178,830	175,388
Others	121,167	60,661
Subtotal	4,153,086	2,750,328
Global Energy Revenues:
Solar and battery storage power projects*	1,064,178	654,827
O&M and asset management services	35,334	26,386
Others	24,571	44,954
Subtotal	1,124,083	726,167
Total net revenues	5,277,169	3,476,495

* China Energy assets are part of the Global Energy segment beginning November 2021, although the EPC business remains part of CSI Solar.

　 Canadian Solar Inc.
Unaudited Condensed Consolidated Statements of Operations

(In Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2021	2021	2020	2021	2020
Net revenues	$1,528,719	$1,229,450	$1,040,654	$5,277,169	$3,476,495
Cost of revenues	1,227,425	1,000,821	899,566	4,367,857	2,786,581
Gross profit	301,294	228,629	141,088	909,312	689,914

Operating expenses:
Selling and distribution expenses	129,463	101,526	64,123	398,650	224,243
General and administrative expenses	89,663	83,244	70,099	308,942	225,597
Research and development expenses	19,306	13,493	10,040	58,407	45,167
Other operating income	(4,563)	(22,727)	(5,653)	(47,068)	(25,523)
Total operating expenses	233,869	175,536	138,609	718,931	469,484
Income from operations	67,425	53,093	2,479	190,381	220,430
Other income (expenses):
Interest expense	(15,532)	(13,153)	(17,984)	(58,153)	(71,874)
Interest income	2,713	2,253	2,415	11,051	9,306
Gain on change in fair value of derivatives, net	13,485	9,878	6,098	23,785	50,001
Foreign exchange loss, net	(12,937)	(23,533)	(1,992)	(47,234)	(64,820)
Investment income (loss)	9,327	2,890	10,321	18,634	(8,559)
Other expenses, net	(2,944)	(21,665)	(1,142)	(51,917)	(85,946)

Income before income taxes and equity in earnings of unconsolidated investees	64,481	31,428	1,337	138,464	134,484
Income tax benefit (expense)	(26,516)	2,879	2,463	(35,844)	1,983
Equity in earnings of unconsolidated investees	1,647	3,821	2,919	7,256	10,779
Net income	39,612	38,128	6,719	109,876	147,246

Less: Net income attributable to non-controlling interests	13,648	2,884	84	14,628	543

Net income attributable to Canadian Solar Inc.	$25,964	$35,244	$6,635	$95,248	$146,703

Earnings per share - basic	$0.41	$0.56	$0.11	$1.55	$2.46
Shares used in computation - basic	63,470,059	62,794,480	59,801,709	61,614,391	59,575,898
Earnings per share - diluted	$0.39	$0.52	$0.11	$1.46	$2.38
Shares used in computation - diluted	70,506,025	69,857,925	61,147,256	68,872,102	62,306,819

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(In Thousands of U.S. Dollars)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2021	2021	2020	2021	2020
Net Income	$39,612	$38,128	$6,719	$109,876	$147,246
Other comprehensive income (net of tax of nil):
Foreign currency translation adjustment	22,013	(26,236)	58,943	(26,296)	76,188
De-recognition of commodity hedge and interest rate swap	—	—	—	—	10,724
Gain (loss) on changes in fair value of derivatives	59	—	(256)	59	(4,115)
Comprehensive income	61,684	11,892	65,406	83,639	230,043
Less: comprehensive income (loss) attributable to non-controlling interests	18,281	(1,053)	84	10,296	2,412
Comprehensive income attributable to Canadian Solar Inc.	$43,403	$12,945	$65,322	$73,343	$227,631

Canadian Solar Inc.
Unaudited Condensed Consolidated Balance Sheets
(In Thousands of U.S. Dollars)

	December 31,	December 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$869,831	$1,178,752
Restricted cash	560,633	458,334
Accounts receivable trade, net	651,372	408,958
Accounts receivable, unbilled	37,244	28,461
Amounts due from related parties	73,042	5,834
Inventories	1,192,374	695,981
Value added tax recoverable	125,882	102,460
Advances to suppliers	225,879	182,146
Derivative assets	7,286	23,351
Project assets	594,107	747,764
Prepaid expenses and other current assets	434,177	353,781
Total current assets	4,771,827	4,185,822
Restricted cash	3,818	2,629
Property, plant and equipment, net	1,401,877	1,157,731
Solar power systems, net	108,263	158,262
Deferred tax assets, net	236,503	170,656
Advances to suppliers	34,239	97,173
Prepaid land use right	71,011	62,414
Investments in affiliates	98,819	78,291
Intangible assets, net	18,992	22,429
Project assets	433,254	389,702
Right-of-use assets	35,286	26,793
Other non-current assets	174,453	184,952
TOTAL ASSETS	$7,388,342	$6,536,854

Canadian Solar Inc.
Unaudited Condensed Consolidated Balance Sheets (Continued)
(In Thousands of U.S. Dollars)

	December 31,	December 31,
	2021	2020
Current liabilities:
Short-term borrowings	$1,271,215	$1,202,285
Long-term borrowings on project assets - current	321,655	198,794
Accounts payable	502,995	514,742
Notes payable	881,184	710,636
Amounts due to related parties	143	314
Other payables	667,854	508,839
Advance from customers	135,512	189,470
Derivative liabilities	2,622	10,755
Operating lease liabilities	12,185	15,204
Other current liabilities	242,783	237,316
Total current liabilities	4,038,148	3,588,355
Accrued warranty costs	45,146	37,732
Long-term borrowings	523,634	446,090
Convertible notes	224,675	223,214
Liability for uncertain tax positions	7,448	14,729
Deferred tax liabilities	48,150	49,080
Loss contingency accruals	15,148	26,458
Operating lease liabilities	23,215	13,232
Financing liabilities	53,641	81,871
Other non-current liabilities	282,699	163,308
TOTAL LIABILITIES	5,261,904	4,644,069
Equity:
Common shares	835,543	687,033
Additional paid-in capital	(19,428)	(28,236)
Retained earnings	1,035,552	940,304
Accumulated other comprehensive loss	(50,584)	(28,679)
Total Canadian Solar Inc. shareholders' equity	1,801,083	1,570,422
Non-controlling interests in subsidiaries	325,355	322,363
TOTAL EQUITY	2,126,438	1,892,785
TOTAL LIABILITIES AND EQUITY	$7,388,342	$6,536,854

About Non-GAAP Financial Measures

To supplement its financial disclosures presented in accordance with GAAP, the Company uses non-GAAP measures which are adjusted from the most comparable GAAP measures for certain items as described below. The Company presents non-GAAP net income and diluted earnings per share so that readers can better understand the underlying operating performance of the business before the impact of AD/CVD true-up provisions. The non-GAAP numbers are not measures of financial performance under GAAP, and should not be considered in isolation or as an alternative to other measures determined in accordance with GAAP. These non-GAAP measures may differ from non-GAAP measures used by other companies, and therefore their comparability may be limited.

Statement of Operations Data:

(In Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended		Twelve Months Ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
GAAP net income attributable to Canadian Solar Inc.	$25,964	$6,635	$95,248	$146,703
Non-GAAP income adjustment items:
AD/CVD provision true-up	(26,440)	2,184	(38,311)	(17,917)
Tax impact	6,835	(541)	9,904	4,440
AD/CVD provision true-up attributable to non-controlling interests	4,001	-	5,797	-
Non-GAAP net income attributable to Canadian Solar Inc.	$10,360	$8,278	$72,638	$133,226
GAAP income per share - diluted	$0.39	$0.11	$1.46	$2.38
Non-GAAP income per share - diluted	$0.17	$0.14	$1.13	$2.16
Shares used in computation - diluted	70,506,025	61,147,256	68,872,102	62,306,819